AW REQUEST FOR AMENDMENT WITHDRAWAL

January 30, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unified Grocers, Inc.

Request for Withdrawal of Post-Effective Amendment No. 5

to S-1 Registration Statement, File No. 333-131414

Ladies and Gentlemen:

On January 22, 2009, Unified Grocers, Inc., a California corporation (the “Company”), filed a Post-Effective Amendment No. 5 to Form S-1 Registration Statement (File No. 333-131414) (the “Post-Effective Amendment”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Post-Effective Amendment, effective as of the date hereof.

The Registration Statement is no longer effective in accordance with Rule 415(a)(5) under the Securities Act of 1933, as amended (the “Act”). The securities that remained unsold at the termination of such Registration Statement have been transferred to a new Registration Statement on Form S-1 (Registration No. 333-156520), filed with the SEC on December 30, 2008 and no securities have been sold pursuant to the Post Effective Amendment withdrawn hereby.

Please contact John H. Mullan at Sheppard, Mullin, Richter & Hampton LLP (213) 617-5475 if you have any questions. Thank you for your assistance with this matter.

Sincerely, Unified Grocers, Inc.

By:	/s/ Robert M. Ling, Jr.
	Name:	Robert M. Ling, Jr.
	Title:	Executive Vice President, Secretary and General Counsel